UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Boise Cascade Company
(Exact name of registrant as specified in its charter)

Delaware	001-35805	20-1496201
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1111 West Jefferson Street
Suite 300
Boise, Idaho 83702-5389
(Address of principal executive offices) (Zip code)

Jill Twedt, Vice President, General Counsel and Corporate Secretary (208) 384-4924
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01 Conflict Minerals Disclosure and Report
Introduction

Boise Cascade Company (the "Company") is a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States ("U.S.") and one manufacturing facility in Canada. As used in this Form SD, the terms "Boise Cascade," "we," and "our" refer to the Company and its consolidated subsidiaries. We are one of the largest producers of engineered wood products and plywood in North America and a leading U.S. wholesale distributor of building products. Our broad line of products is used primarily in new residential construction, residential repair-and-remodeling projects, light commercial construction, and industrial applications.

Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), requires a reporting company to file a Form SD if it determines that any “conflict minerals” (as specified by Form SD) are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured during the calendar year ended December 31, 2018 (the “Reporting Period”). As of the date of this filing, “conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. If a reporting company determines that conflict minerals are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured, then such company must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of such conflict minerals originated in a “Covered Country” or whether they are from recycled or scrap sources. As of the date of this filing, the “Covered Countries” are the Democratic Republic of the Congo or an adjoining country, which means a country that shares an internationally recognized border with the Democratic Republic of the Congo. The Conflict Minerals Rule defines the subject minerals as “conflict minerals” regardless of the geographic origin of the minerals and even if the mining and sourcing of the minerals did not fund armed conflict.

Conflict Minerals Disclosure

This is the Company’s disclosure required under the Conflict Minerals Rule for the Reporting Period.

As set forth in our Code of Ethics (the “Code”), our core values are Integrity, Safety, Respect, and Pursuit of Excellence. We aspire to do business only with third parties that have a reputation for integrity, and anyone representing the Company or working on our behalf is expected to act consistently with our Code. Our Code also emphasizes our belief in fair labor practices and our commitment to fostering an environment that recognizes and supports all aspects and dimensions of human rights. We expect our employees to ensure that our suppliers, contractors, or other business partners do not participate in any practice that violates human rights. Our Code also states that it is our policy to comply at all times with the laws, rules, regulations, and compliant labor practices that apply to our business and have the same expectations of our suppliers.

The Company’s Supplier Code of Conduct (the “Supplier Code”) can be found at https://www.bc.com/content/uploads/2019/02/Boise-Cascade-Supplier-Code-of-Conduct.pdf. The Supplier Code defines the expectations we have of each of our suppliers, vendors, contractors, consultants, agents and any others who provide goods and services to the Company. The Supplier Code also includes the Company’s commitment to sourcing products from suppliers that share our values regarding ethical business practices and environmental responsibility. Suppliers are expected (a) to ensure that products supplied to Boise Cascade do not contain metals derived from conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (or any adjoining country), and (b) to support the commitments set forth in Boise Cascade’s Conflict Minerals Policy (available at https://www.bc.com/resources/conflict-minerals-policy/). The Company does not purchase product directly from any suppliers, smelters, refiners or mines in the Covered Countries and has no direct contractual relationship with smelters and refiners. Instead, we rely on our direct suppliers to gather and provide specific information about the source of conflict minerals.

Reasonable Country of Origin Inquiry and Results

The Company assessed its product lines for the Reporting Period and determined that certain products we manufacture or contract to manufacture may contain conflict minerals. Product lines included in the assessment relate to components used in the assembly of interior doors, exterior doors, wall panels and roof trusses. Through our assessment, we identified 46 suppliers and we mailed out questionnaires asking those suppliers if conflict minerals are necessary to the functionality or production of the products we procure. We mailed out questionnaires up to three times to those suppliers who did not respond in our efforts to obtain responses from all. Of those 46 suppliers, 39 (or 85%) completed and returned the questionnaire. Of the 39 responses we received, one supplier stated that conflict minerals were necessary to the functionality or production of the products we procured from them during the Reporting Period and submitted an Electronic Industry Citizenship Coalition Conflict Minerals Reporting Template (“CMRT”) listing the conflict minerals used during the Reporting Period. In their CMRT, the supplier stated that none of the smelters in their supply chain source conflict minerals from any of the Covered Countries.

Determination

Based on the information provided by our suppliers described above, the Company does not have reason to believe that its necessary conflict minerals originated in the Covered Countries.

In accordance with Rule 13p-1 under the Exchange Act, the Company has filed this Specialized Disclosure Form (Form SD), and such disclosure is also available to the public on our website at https://www.bc.com/investor-relations/sec-filings.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE COMPANY

	By	/s/ Jill Twedt
Jill Twedt
Vice President, General Counsel and Corporate Secretary
Date: May 30, 2019